Exhibit 99.1

ABENGOA YEILD PLC

Annual General Meeting of Shareholders

May 8, 2015

Final Report of the Inspector of Election

I, the undersigned, the duly appointed Inspector of Election at the Annual General Meeting of Shareholders (the “Meeting”) of Abengoa Yield plc (the “Company”), held on May 8, 20115 hereby certify that:

1)	Before entering upon the discharge of my duties as Inspector of Election at the Meeting, I took and signed an Oath of Inspector of Election.

2)	The Meeting was held at the Hilton London Syon Park Hotel, Syon Park, Brentford, Middlesex TW8 IJF, United Kingdom, pursuant to notice duly given.

3)	At the close of business on May 6, 2015, the record date for the determination of shareholders entitled to vote at the Meeting, there were 80,000,000 shares of the Company’s Common Stock, each share being entitled to one vote, constituting all of the outstanding voting securities of the Company.

4)	At the Meeting, the holders of 74,640,323 shares of the Company’s Common Stock were represented in person or by proxy constituting a quorum.

5)	The undersigned canvassed the votes of the shareholders cast by ballot or proxy on the matters presented at the Meeting.

6)	At the Meeting, the vote on a resolution to receive the accounts and reports of the directors and auditors for the year ended 31 December 2014, was as follows:

FOR	AGAINST	VOTE WITHHELD	BROKER NON-VOTE
74,586,924	2,520	50,879	0

7)	At the Meeting, the vote on a resolution approve the directors’ remuneration report, other than the directors’ remuneration policy, for the year ended 31 December 2014, was as follows:

FOR	AGAINST	VOTE WITHHELD	BROKER NON-VOTE
74,576,786	9,145	54,392	0

8)	At the Meeting, the vote on a resolution to approve the directors’ remuneration policy, was as follows:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
62,561,361	11,997,520	81,442	0

9)	At the Meeting, the vote on a resolution to appoint Javier Garoz Neira as a director, was as follows:

	AGAINST	ABSTAIN	BROKER NON-VOTE
FOR
63,791,035	10,720,663	128,625	0

10)	At the Meeting, the vote on a resolution to appoint Deloitte LLP and Deloitte S.I. as auditors of the Company, was as follows:

	AGAINST	ABSTAIN	BROKER NON-VOTE
FOR
74,478,933	149,467	11,923	0

11)	At the Meeting, the vote on a resolution to authorise the Audit Committee to determine the auditors’ remuneration, was as follows:

	AGAINST	ABSTAIN	BROKER NON-VOTE
FOR
74,463,890	166,470	9,963	0

12)	At the Meeting, the vote on a resolution to authorise the directors to allot shares, was as follows:

	AGAINST	ABSTAIN	BROKER NON-VOTE
FOR
65,763,653	8,560,125	316,545	0

13)	At the Meeting, the vote on a resolution to disapply statutory pre-emption rights, was as follows:

	AGAINST	ABSTAIN	BROKER NON-VOTE
FOR
65,282,504	9,038,120	319,699	0

14)	At the Meeting, the vote on a resolution to authorise the Company to purchase its own shares, was as follows:

	AGAINST	ABSTAIN	BROKER NON-VOTE
FOR
65,537,395	9,089,955	12,973	0

15)	At the Meeting, the vote on a resolution to amend Article 64 of the Company’s Articles of Association, was as follows:

	AGAINST	ABSTAIN	BROKER NON-VOTE
FOR
70,799,932	3,824,660	15,731	0

IN WITNESS WHEREOF, I have made this Final Report and have been hereunto set my hand this 12th day of May 2015.

Broadridge Financial Solutions, Inc.

Investor Communication Solutions

Anthony Carideo